Approvable letter for new contrast agent MS-325

Berlin, January 14, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its development partner, EPIX Pharmaceuticals, Inc. (NASDAQ: EPIX), has received an approvable letter from the U.S. Food and Drug Administration (FDA) for MS-325 (gadofosveset trisodium). MS-325 is anticipated to be the first in a new class of blood pool contrast agents for magnetic resonance angiography (MRA) to diagnose vascular disease.
In the approvable letter, the FDA requested additional studies to support the application for MS-325 in enhanced MRA.

"We believe that MS-325 has the potential to be an important advancement for the medical community in the non-invasive diagnosis of vascular disease. We look forward to working closely with EPIX to address the agency's requests," said H. Michael Rook, Head of Diagnostic Imaging, Schering AG.

MS-325 was co-developed under a strategic partnership with EPIX and Schering has the global marketing rights for the product. Schering has also submitted MS-325 for approval in Europe.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:

Media Relations: Marcy Funk, T: +1 973 487 2095, marcy_funk@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng